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                                                               Exhibit 99(A)(11)

FOR IMMEDIATE RELEASE

                  JITNEY-JUNGLE EXTENDS EXPIRATION DATE OF OFFER
                         FOR DELCHAMPS UNTIL SEPTEMBER 12

     Jackson, Mississippi, August 22, 1997. Jitney-Jungle Stores of America, Inc. announced today that the expiration date of the $30 per share cash tender offer by Jitney-Jungle's subsidiary, Delta Acquisition Corporation, for all outstanding shares of Delchamps, Inc. (NASDAQ NMS:DLCH), which was scheduled to expire at 5:00 p.m., New York City time, on August 25, 1997, has been extended until 5:00 p.m., New York City time, on September 12, 1997.

     As previously announced, Jitney-Jungle received a request for additional information with respect to the tender offer from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Jitney-Jungle said the extension of the tender offer it was announcing today was in response to ongoing discussions among it, the staff of the FTC and a potential buyer regarding a possible divestiture plan for certain supermarkets in order to address FTC concerns about the proposed combination with respect to certain markets in which Jitney-Jungle and Delchamps have stores. To facilitate these settlement discussions, Jitney-Jungle has committed to the FTC staff that without the FTC's prior approval, Jitney-Jungle will not consummate the tender offer before the later of September 30, 1997 or 14 business days after Jitney-Jungle has substantially complied with the FTC's second request, with the understanding that the FTC staff will use its best efforts to reach a settlement, and recommend to the full FTC that it act on any settlement proposal and permit Jitney-Jungle to consummate the tender offer, by September 12, 1997.

     Michael E. Julian, President and Chief Executive Officer of Jitney-Jungle said: "Although we can't, of course, predict the timing or outcome of our discussions with the FTC, our discussions to date with the FTC staff have been constructive and this understanding as to the timing of our offer enhances the parties' ability to focus on achieving a comprehensive solution as soon as possible."

     The tender offer will not be consummated until the expiration or termination of the Hart-Scott waiting period or any other period during which Jitney-Jungle may agree with antitrust authorities not to purchase Delchamps' shares. The offer is also subject to other terms and conditions, including provisions permitting Jitney-Jungle to extend the offer under certain circumstances, as disclosed in the offer to purchase.

     As of the close of business on August 22, 1997, approximately 1,187,858 shares of common stock of Delchamps had been tendered and not withdrawn.


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FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:

Michael E. Julian, President and Chief Executive Officer
(601) 346-2116

MacKenzie Partners, Inc.:

Grace M. Protos
(212) 929-5500